

June 7, 2023

Sean Moran
Chief Financial Officer
Corbus Pharmaceuticals Holdings, Inc.
500 River Ridge Drive
Norwood, MA 02062

      Re: Corbus Pharmaceuticals Holdings, Inc.
           Registration Statement on Form S-3
           Filed June 1, 2023
           File No. 333-272314

Dear Sean Moran:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Lauren Hamill at 303-844-1008 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Life Sciences

cc: Michael Lerner